Contact

www.linkedin.com/in/alejandro-di-mare-b668a937 (LinkedIn)

Top Skills

JavaScript
jQuery
MySQL

Alejandro Di Mare

Founder at Strofe
Costa Rica

Experience

Strofe

Founder
May 2021 - Present (1 year 5 months)

Edmodo

Director of Engineering
2016 - April 2021 (5 years)

Edmodo

Engineering Manager
2014 - 2015 (1 year)

Edmodo

Senior Software Engineer
2009 - 2013 (4 years)